Mail Stop 3561

December 5, 2008

<u>via U.S. mail and facsimile</u>

Mark D. Grodman, Chief Executive Officer
Bio-Reference Laboratories, Inc.
481 Edward H. Ross Drive
Elmwood Park, New Jersey 07407

RE: Bio-Reference Laboratories, Inc.
         Correspondence Submitted November 17, 2008
         Form 10-K, as amended, for Fiscal Year Ended
         October 31, 2007
         10-Q for Period Ended July 31, 2008 and Filed September 5, 2008
         10-Q for Period Ended April 30, 2008 and Filed June 6, 2008
         10-Q for Period Ended January 31, 2008 and Filed March 11, 2008
         File No. 0-15266

Dear Mr. Grodman:

We have reviewed your filings and your correspondence submitted November 17, 2008 and we have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or revisions are unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K, as amended, for Fiscal Year Ended October 31, 2007

Report of Independent Registered Public Accounting Firm, page 31

1.   We note your response to comment 1 of our October 28, 2008 letter indicates the
        amended audit report will include the clause, "in all material respects". We also
        note that this clause was not included in your Form 10-K/A filed on November
        24, 2008. Please obtain an updated report from your auditor's that includes this
        clause and amend your Form 10-K to include the reissued audit report.

Supplemental Schedule of Non-Cash Investing and Financing Activities, page 37

2.   We note your response to comment 3 of our letter dated October 28, 2008,
        regarding your use of the $21.65 per share price to value the upside contingent
        consideration issued as part of your business combination with GeneDX. In
        addition, we note the agreement states the upside contingent purchase price is to
        be determined "…by assuming a value per share equal to the closing date stock
        value…" Regardless of how the purchase agreement determined the contingent
        purchase price, paragraph 28 of SFAS 141 requires measurement of contingent
        consideration based on its fair value when the contingency is resolved and the
        additional consideration is distributable unless the contingent consideration is
        embedded in a security or is in the form of a separate financial instrument, in
        which case one should look to EITF 97-8 in determining the measurement of the
        contingent consideration. Please tell us whether the contingent consideration to
        GeneDX is embedded in a security or is in the form of a separate financial
        instrument. If it is not, revise your financial statements to record the contingent
        consideration at the fair value when the contingency was resolved. If you
        conclude such a revision to your financial statements is immaterial, provide us
        with an analysis to support such a conclusion.

Note [1] Organization and Business, page 38

   3. We note in your response that, although, the GeneDX and CareEvolve operating
       segments meet the criteria stated in paragraph 10 of SFAS 131, they do not meet
       the quantitative thresholds that require segment reporting. We also note your
       response letter dated November 20, 2007, that the purchase price of GeneDX
       represented 11.3% (excluding contingent consideration) of BRLI's consolidated
       total assets at 07/31/06, and GeneDX's income from continuing operations
       represented 11% of BRLI's income from continuing operations. In addition, we
       note your disclosure on page 8 of your July 31, 2008 Form 10-Q, that prior to
       your acquisition, GeneDx's revenues and profits were increasing at an
       accelerating rate and that this increase has continued through fiscal 2007 and
       through the first nine months of fiscal 2008. Please provide us with your analysis

of the quantitative thresholds in paragraph 18 of SFAS 131, for each of your operating segments. Include an analysis for your fiscal year ended October 31, 2007 and for the three fiscal quarters ended July 31, 2008.

Closing Comments

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact John Archfield at (202) 551-3315 or Ryan C. Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or John Reynolds at (202) 551-3790 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
        Health Care Services

cc: Mark D. Grodman
    Facsimile to (201) 791-1941